Exhibit 4.17
DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the securities of Jushi Holdings Inc., a British Columbia corporation (“Jushi”), registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

The following description of the terms of our Subordinate Voting Shares, no par value (“Subordinate Voting Shares”), does not purport to be complete and is subject to and qualified in its entirety by reference to: (i) the applicable provisions of the Business Corporations Act (British Columbia) (the “Business Corporations Act”); and (ii) the full text of the Articles of Jushi (the “Articles”), which is filed as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part.

As used herein, the terms “we,” “us” and “our” refer to Jushi and not to any of its subsidiaries.

Authorized Share Capital

Under our Articles, our authorized share capital consists of an unlimited number of Subordinate Voting Shares, an unlimited number of Super Voting Shares, an unlimited number of Multiple Voting Shares and an unlimited number of Preferred Shares.

As of March 25, 2024, the issued and outstanding share capital of Jushi consisted of: (i) 196,634,931 Subordinate Voting Shares, 0 Super Voting Shares, 0 Multiple Voting Shares and 0 Preferred Shares.

Subordinate Voting Shares

Voting Rights. Holders of the Subordinate Voting Shares are entitled to notice of and to attend any meeting of our shareholders, except a meeting of which only holders of another particular class or series of shares shall have the right to vote. At each such meeting, holders of Subordinate Voting Shares shall be entitled to one vote in respect of each Subordinate Voting Share held. Voting rights of the Subordinate Voting Shares are non-cumulative.

Alteration to Rights of Subordinate Voting Shares. As long as any Subordinate Voting Shares remain outstanding, we may not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, prejudice or interfere with any special right attached to the Subordinate Voting Shares. A special resolution means either: (a) a resolution approved by two-thirds of the votes cast on the resolution at a properly called meeting of shareholders, or (b) a resolution approved in writing by all of the shareholders holding shares that carry the right to vote on the matter at a shareholders meeting.

Dividends. Holders of Subordinate Voting Shares are entitled to receive, as and when declared by the directors, dividends in cash or our property. No dividend will be declared or paid on the Subordinate Voting Shares unless we simultaneously declare or pay, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Multiple Voting Shares and Super Voting Shares, if any.

Liquidation, Dissolution or Winding-Up. In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or in the event of any other distribution of our assets among our shareholders for the purpose of winding up our affairs, the holders of Subordinate Voting Shares are, subject to the prior rights of the holders of any shares ranking in priority to the Subordinate Voting Shares (including any Preferred Shares ranking in priority to the Subordinate Voting Shares), entitled to participate ratably along with all other holders of Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis)and Super Voting Shares (on an as-converted to Subordinate Voting Share basis).

Rights to Subscribe; Pre-Emptive Rights. Holders of Subordinate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities now or in the future.

Subdivision or Consolidation. No subdivision or consolidation of the Subordinate Voting Shares, Multiple Voting Shares or Super Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares, Multiple Voting Shares and Super Voting Shares are subdivided or consolidated in the same manner or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

Conversion. In the event that (1) an offer is made to purchase Multiple Voting Shares or Super Voting Shares, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange, if any, on which the Subordinate Voting Shares are then listed, to be made to all or substantially all the holders of Multiple Voting Shares or Super Voting Shares, as applicable, in a province or territory of Canada to which the requirement applies, and (2) a concurrent equivalent offer is not made in respect of the Subordinate Voting Shares, then each Subordinate Voting Share shall become convertible at the option of the holder into Multiple Voting Shares or Super Voting Shares, as applicable, at the inverse of the Conversion Ratio (as defined in the Articles, as applicable) then in effect, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion may only be exercised in respect of Subordinate Voting Shares for the purpose of depositing the resulting Multiple Voting Shares or Super Voting Shares, as applicable, under the offer, and for no other reason, and shall not provide holders of Subordinate Voting Shares any beneficial ownership of Multiple Voting Shares or Super Voting Shares, as applicable, but only in the consideration under the offer. In such event, the transfer agent for the Subordinate Voting Shares shall deposit under the offer the resulting Multiple Voting Shares or Super Voting Shares, as applicable, on behalf of the holder. If Multiple Voting Shares or Super Voting Shares, as applicable, resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the offeror, or the offer is abandoned, withdrawn or terminated by the offeror or the offer otherwise expires without such Multiple Voting Shares or Super Voting Shares, as applicable, being taken up and paid for, the Multiple Voting Shares or Super Voting Shares, as applicable, resulting from the conversion will be automatically re-converted into Subordinate Voting Shares at the Conversion Ratio then in effect, shall be deemed to have never been outstanding, and a share certificate representing the Subordinate Voting Shares or electronic evidence of such Subordinate Voting Shares issued in a non-certificate manner will be sent to the holder by the transfer agent. In the event that the offeror takes up and pays for the Multiple Voting Shares or Super Voting Shares, as applicable, resulting from conversion, the transfer agent shall deliver to the holders thereof the consideration paid for such shares by the offeror.

Take-Over Bid Protections

The following provisions, including those summarized from the Articles and the Business Corporations Act, may have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including an attempt that might result in the shareholder’s receipt of a premium over the market price of such shareholder’s Subordinate Voting Shares.
Authorized but Unissued Shares. The authorized but unissued Subordinate Voting Shares, Multiple Voting Shares, Super Voting Shares and Preferred Shares will be available for issuance without shareholder approval, subject to any limitations imposed by the listing standards of the Canadian Securities Exchange. In addition, the Preferred Shares may be issued in series, with the special rights and restrictions attached to each series to be determined by the board of directors, if, as and when created and issued. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued Subordinate Voting Shares Multiple Voting Shares, Super Voting Shares and Preferred Shares enables our board of directors to make it more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
Number of Directors and Casual Vacancies. Pursuant to our Articles and the Business Corporations Act, between annual meetings of shareholders, the board of directors may, without any requirement to seek shareholder approval, increase the number of the then current directors by up to one-third. In addition, the board of directors has the authority to fill any casual vacancies caused by the resignation or retirement of any director without seeking shareholder approval of the new appointee. This may ultimately make it more difficult or discourage an attempt to obtain control of our board of directors at the next annual meeting of shareholders.
Advance Notice Policy. Jushi has adopted an advance notice policy (the “Advance Notice Policy”) which requires shareholders who wish to nominate candidates for election as directors to provide Jushi with timely notice thereof in proper written form. The Advance Notice Policy is intended to: (a) provide all shareholders, including those participating in a meeting of shareholders by proxy, with adequate notice of director nomination, thus enabling them to exercise their votes in an informed manner; (b) ensure the board of directors has the opportunity to make an informed recommendation and, if appropriate, present alternatives to shareholders; and (c) facilitate an orderly and effective meeting process. Subject only to the requirements of the Business Corporation Act, applicable securities laws and the Articles, only persons who are nominated in accordance with the procedures set out in the Advance Notice Policy shall be eligible for election as directors to the board of directors. The Advance Notice Policy will make it more difficult or discourage an attempt to obtain control of our board of directors without providing equitable notice to us and other shareholders in advance of any shareholder meeting.
Shareholder Rights Plan. Pursuant to the powers provided under the Articles, our board of directors has the authority to, if determined to be in the best interests of Jushi and its shareholders, adopt a shareholder rights plan as a defensive tactic prior to or in response to a potential take-over bid. Such shareholder rights plans do not require shareholder approval and can serve to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
Coattail Agreement. There are currently no Super Voting Shares or Multiple Voting Shares issued and outstanding. Under applicable Canadian law, an offer to purchase Super Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares or Multiple Voting Shares. In accordance with the rules applicable to most issuers with dual class share structures in Canada, in the event of a take-over bid, the holders of Subordinate Voting Shares or of Multiple Voting Shares must be entitled to participate on an equal footing with holders of Super Voting Shares.

As a result, if in the future we decide to issue Super Voting Shares, as a condition to the issuance of such shares, we would enter into a coattail agreement with the holders of the Super Voting Shares and Odyssey Trust Company or some other trustee, which we refer to as the “Coattail Agreement”. Such Coattail Agreement would contain provisions customary for dual class, listed corporations designed to prevent transactions that would otherwise deprive the holders of Subordinate Voting Shares or of Multiple Voting Shares of rights under applicable provincial take-over bid legislation to which they would have been entitled if the Super Voting Shares had been Subordinate Voting Shares or Multiple Voting Shares.

Among other terms and conditions that would be contained in the Coattail agreement and would be subject to negotiation and approval of our board of directors, the holders of the Super Voting Shares and the trustee, the undertakings in the Coattail Agreement would not apply to prevent a sale by any holder of Super Voting Shares if concurrently an offer is made to purchase Subordinate Voting Shares and Multiple Voting Shares that:

•offers a price per Subordinate Voting Share or Multiple Voting Share (on an as converted to Subordinate Share basis) at least as high as the highest price per share paid pursuant to the take-over bid for the Super Voting Shares (on an as converted Subordinate Voting Share basis);

•provides that the percentage of outstanding Subordinate Voting Shares or Multiple Voting Shares be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of Super Voting Shares to be sold (exclusive of Super Voting Shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

•has no condition attached other than the right not to take up and pay for the Subordinate Voting Shares or Multiple Voting Shares tendered if no shares are purchased pursuant to the offer for Super Voting Shares; and

•is in all other material respects identical to the offer for Super Voting Shares.

Listing

Our Subordinate Voting Shares are registered pursuant to Section 12 of the Exchange Act and are listed on the CSE under the trading symbol “JUSH” and are quoted on the OTCQX Best Market under the symbol “JUSHF.”

Transfer Agent

The transfer agent for our Subordinate Voting Shares is Odyssey Trust Company.